FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

(1
)

(a)
Vincent Hoi Chuen Cheng
, (b)Connected Person - Mariana Cho Chi On, spouse of V H C Cheng
(2
) John David Coombe
(3
)
(a)
Douglas Jardine Flint
 (b) Douglas Jardine Fl
int and Fiona
 Flint, spouse of Douglas Jardine Flint
(4
) Alexander Andrew Flockhart
(5
) William Kwok Lun Fung
(6
) Michael Francis Geoghegan
(7
)
(a)
Stephen Keith Green
, (b)
Stephen Keith Green and
 Janian Green, spouse of Stephen Keith Green
(8
)
(a)
Stuart Thomson Gulliver
, (b) Connected Person - J Gulliver, son of S T Gulliver (c) Connected Person - A
manda
 Gulliver, spouse
(9
)
(a) Esmee Fairbairn Foundation
of which J W J Hughes-Hallett
is a Tru
stee, (b
)
Dulwich Picture Gallery,
 of which J W
J Hughes-Hallett is a Trustee (c
) Swire Education Trust
 of which J W J Hughes-Hallett is a Trustee.
(10
)
(a)
William Samuel Hugh Laidlaw
, (b) The Late Lord Southborough
'
s Will Trust
 of which Wi
lliam Samuel Hugh Laidlaw is a T
rustee.
(11
)
(a)
Sir Mark Moody-Stuart
,
(b)
Sir Mark Moody-Stuart
 Family Trust
, non-beneficial interest
 (c
) Connected Person
-

Lady Judith
 Moody-Stuart,
spouse
 of Sir Mark Moody-Stuart
.
(12
) Gwyn Morgan
(13
)
(a)
Simon Manwaring Robertson
, (b) Ernest Kleinwort
 Charitable Trust
,
 of which
Simon Manwaring Robertson is a T
rustee.
(14
) Sir
 Brian Williamson

3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
Nil paid rights to acquire US$0.50 ordinary shares
4	State the nature of the transactions
Acquisition/ provisional allotment of nil paid rights , all beneficial interest s unless indicated below.
5	Number of shares, derivatives or any other financial instruments relating to shares acquired

Nil paid rights
to acquire
 US$0.50 ordinary shares:
(1
) (a) 75,376, (b) 52,262
(2) 5,622
(3)
(a) 37,561 (b) 13,154
(4) 73,233
(5) 136,666
(6) 200,768
(7) (a) 263,838 (b) 18,897
(8) (a) 995,654
, (b) 205, (c)

73,702
(9) (a) 92,436 non-beneficial, (b) 9,575 non-beneficial, (c) 11,937 non-beneficial
(10) (a) 8,622, (b) 416 non-beneficial
(11) (a) 2,083, (b) 2,083 non-beneficial
 (c
) 350
(12) 22,436
(13)
(a)
2,384, (b) 38,750 non-beneficial
(14) 10,395

6	Number of shares, derivatives or any other financial instruments relating to shares disposed
N/A
7	Price per share or value of transactions
Nil paid rights
8	Date and place of transactions
(1) and (5) , 19 March 2009, Hong Kong (4) 19 March 2009, London and Hong Kong (2), (3), (6) - (14) , 19 March 2009, London
9	Date issuer informed of transactions
24 March 2009
10	Total holding following notification

Total number of Nil paid rights to acquire US$0.50 ordinary shares:
(1
) 127,638
(2) 5,622
(3) 50,715
(4) 73,233
(5) 136,666
(6) 200,768
(7) 282,735
(8)
1,069,561
(9) (a)113,948
 non-beneficial,
10) (a) 8,622, (b) 416 non-beneficial
(11) (a) 2,083, (b) 2,083 non-bene
ficial (c
) 350
(12) 22,436
(13)
(a)
2,384, (b) 38,750 non-beneficial
(14) 10,395

11	Name of duly authorised officer/official of issuer responsible for making notification
Nicola Black, Assistant Group Company Secretary, 020 7991 2652
12	Date of notification
24 March 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                          ;                            Date: March 24, 2009